Exhibit 10.2

COMMONWEALTH OF MASSACHUSETTS

DEPARTMENT OF PUBLIC UTILITIES

)
Joint Petition for Approval of Merger	)
Between NSTAR and Northeast Utilities,	)	D.P.U. 10-170
Pursuant to G.L. c. 164, § 96)
)

SETTLEMENT AGREEMENT

COMMONWEALTH OF MASSACHUSETTS

DEPARTMENT OF PUBLIC UTILITIES

)
Joint Petition for Approval of Merger	)
Between NSTAR and Northeast Utilities,	)	D.P.U. 10-170
Pursuant to G.L. c. 164, § 96)
)

SETTLEMENT AGREEMENT

WHEREAS, this Settlement Agreement is entered into by and between NSTAR Electric Company (“NSTAR Electric”), NSTAR Gas Company (“NSTAR Gas”) and Western Massachusetts Electric Company (“WMECO”) (together the “Companies”), and the Massachusetts Department of Energy Resources (“DOER”), collectively, the “Settling Parties”, with regard to the Joint Petitioners’ proposed merger application and ancillary matters pending before the Department of Public Utilities (“Department”) in the above-referenced proceeding:

WHEREAS, the Settling Parties have engaged in negotiations with regard to the matters specified in the articles of this Settlement Agreement; and

WHEREAS, the Settling Parties have raised competing and disputed claims with regard to the factors considered by the Department in reviewing a proposed merger application, including, but not limited to the impact of the merger on the advancement of the Commonwealth’s clean energy goals established by the Green Communities Act (“GCA”) and the Global Warming Solutions Act (“GWSA”); long-term strategies that will assure a reliable, cost-effective energy delivery system; the impact on rates, service quality, and post-merger financial integrity; the equitable allocation of merger benefits; the effect on competition, and societal and economic impacts, but wish to resolve those matters on mutually agreeable terms, and without establishing any new precedent or principle applicable to any other proceedings; and

WHEREAS, the Settling Parties have the mutual objective of resolving the competing and disputed claims with respect to DOER’s Renewed Motion for Stay of the Proceedings, filed with the Department on July 14, 2011, in this proceeding; and

WHEREAS, the Settling Parties have the mutual objective of establishing a regulatory framework to take effect upon the Department’s approval of the Proposed Merger in order to further the Commonwealth’s policies on the reduction of greenhouse gas emissions and to secure long-term cost savings available from the Proposed Merger for customers.

WHEREAS, it is the objective of the Settling Parties to allocate the impacts of the Proposed Merger among the various states in which the merged entity will operate in a way that achieves comparability among the states with respect to merger savings, service improvements and employment impacts, and the Settling Parties have structured this Settlement Agreement to achieve such comparability, and are committed to structuring any settlement agreements in other jurisdictions in a way that will maintain such comparability.

NOW THEREFORE, in consideration of the exchange of promises and covenants herein contained, the legal sufficiency of which is hereby acknowledged, the Settling Parties agree, subject to approval by the Department, as follows:

ARTICLE 1: MERGER-RELATED FINANCIAL BENEFITS

The Settling Parties recognize the value of providing merger savings to customers immediately, and of providing stable electric and natural gas prices over an extended period of time. Accordingly, the Settling Parties have agreed to the following provisions:

1.1.	Immediate Customer Rebate: The Companies shall provide a one-time, non-recoverable $21 million rate credit to customers to be applied on the first billing cycle in the next billing month following the closing of the Proposed Merger, as also provided in a separate settlement agreement between the Companies, DOER and the Commonwealth of Massachusetts, Office of the Attorney General (“Attorney General”) (the “AG-DOER Settlement”). The Companies shall allocate the credit as follows: $15 million for NSTAR Electric customers, $3 million for NSTAR Gas customers, and $3 million for WMECO customers. For each individual company, all customers within a retail customer class shall receive the same rate credit dollar amount. The application of this credit shall not prevent customers from enjoying any other rate reductions or benefits related to the Proposed Merger.

1.2.	Base-Rate Freeze: NSTAR Electric, NSTAR Gas and WMECO shall forego their opportunity under G.L. c. 164 § 94 to obtain a general increase in base distribution rates prior to January 1, 2016 (the “Base-Rate Freeze”), and their base distribution rates shall be frozen for a period of forty-four (44) months from the merger close for that purpose, as provided in the separate settlement agreement between the Companies, DOER and the Attorney General.

ARTICLE 2: CORPORATE LEADERSHIP ON CLIMATE CHANGE

The Settling Parties recognize that, as a result of the merger, the Companies will be part of a regional utility having significant size and substantial impact. As such, the Companies recognize their obligation to play a strong leadership role with respect to the advancement of the Commonwealth’s climate change policies. Therefore, the Settling Parties agree as follows:

2.1	Public Outreach Campaign: Within 90 days of the merger closing, NSTAR Electric shall conduct a public outreach campaign relating to its post-merger operations. The public outreach campaign will educate customers as to transparency of the Company’s operations and climate change goals, as well as its continued commitment to the communities it serves, the continued provision of safe and reliable service to customers and the importance of the Commonwealth’s climate change goals in terms of furtherance of renewable power procurement, solar power development, energy efficiency program implementation and other policies encompassed within the Green Communities Act of 2008. The outreach campaign shall be conducted through the print media, bill inserts and other modes of public communication. In addition, NSTAR Electric shall maintain the level and types of community involvement provided prior to the merger over the Base-Rate Freeze period. The Company shall report to the Department on its public-outreach activities on a quarterly basis for a 15-month period following the merger closing

2.2	Wind Power Procurement: The Settling Parties agree that NSTAR Electric will enter into a long-term renewable power contract with Cape Wind Associates, LLC (“Cape Wind”) for a term of 15 years, which obligates NSTAR Electric to purchase the energy associated with 129 MW of Cape Wind capacity. This total purchase shall count toward the three percent procurement obligation set forth under Section 83 and 220 C.M.R. § 17.00 et seq. of the GCA. The terms of the Cape Wind Contract, including but not limited to the purchase price for the power and the purchase of RECs, shall be substantially the same as those terms approved by the Department in National Grid, D.P.U. 10-54 (2010).

Notwithstanding the foregoing, NSTAR Electric shall include as a provision in its contract with Cape Wind, and the Department shall issue an Order in this proceeding to the effect that, if Cape Wind does not commence physical construction of the facility prior to December 31, 2015, then NSTAR Electric shall terminate the Cape Wind Contract as of December 31, 2015. If the Cape Wind Contract has been terminated, then NSTAR Electric shall issue a request for proposal (“RFP”) for new Massachusetts RPS Class-I qualified renewable contract(s) with a term of at least 15 years, for approximately 2.0 percent of its 2013 electric load requirement. The RFP shall be issued no later than March 31, 2016 in accordance with the provisions of procurement obligations under Section 83 of the GCA; provided, however, that in the event that Cape Wind, its successors or assigns, or another party representing its interests, challenges the validity or effectiveness of NSTAR Electric’s termination of the Cape Wind Contract, NSTAR Electric shall issue such RFP, but shall not be required to execute a renewable contract(s) resulting from such RFP, until there has been a final determination that said contract has been terminated. The alternative renewable contract(s) resulting from the RFP will be proposed to the Department for review and approval. For purposes of this paragraph, “physical construction” shall mean any physical installation of equipment or materials into the seabed of the Cape Wind construction site that is integral to the assembly of the wind turbine generation units. The Cape Wind Contract shall provide that the determination as to whether physical construction has commenced shall be made by the Department, upon petition by NSTAR Electric.

2.2.1	Section 83 Remuneration: The Settling Parties agree that, consistent with the provisions of Section 83, NSTAR Electric shall receive annual remuneration equal to four percent of the annual payments under the Cape Wind Contract, or the alternative renewable contract(s) if executed, as remuneration for acceptance of the financial obligation of the long-term contract for renewable energy (“Section 83 Remuneration”). See, D.P.U. 10-54, at 316-317.

The costs associated with the Cape Wind Contract or any alternative long-term renewable contract entered into in accordance with paragraph 2.2 shall be recovered from NSTAR Electric distribution customers, with the difference between the contract price paid by NSTAR Electric and net revenues received to be charged or credited to distribution customers in accordance with Department practice.

2.2.2	Memorandum of Understanding: The Settling Parties agree that, within 20 days of the filing of this Settlement Agreement, NSTAR Electric shall file an executed Memorandum of Understanding (“MOU”) between NSTAR Electric, DOER and Cape Wind to commence the Department’s Section 83 proceeding for review and approval of a Cape Wind Contract. The terms of the MOU shall be as set forth in this Settlement Agreement.

2.2.3	Contract Approval: The Settling Parties agree that NSTAR Electric shall file an executed Cape Wind Contract with the Department, for review and approval in a Section 83 proceeding, no later than March 30, 2012; provided that the executed contract shall contain a provision stating that the contract shall not be effective until five business days from the date of the merger closing.

2.2.4

Conditions: If the Department rejects this Settlement Agreement; rejects the AG-DOER Settlement Agreement; renders a finding precluding consummation of the Proposed Merger; denies approval of the Proposed Merger, or otherwise does not issue an order in D.P.U. 10-170 consistent with this Settlement Agreement, then the MOU filed with the Department pursuant to paragraph 2.1.2, above shall be null and void, in accordance with terms included therein, and NSTAR Electric shall not be required to execute the Cape Wind Contract.

2.2.5	Scope of Approval: The Settling Parties agree that the Department’s approval of this Settlement Agreement shall not be deemed to constitute any form of review of the Cape Wind Contract or approval or endorsement that the Cape Wind Contract is in the best interest of ratepayers for the purposes of this pending proceeding (D.P.U 10-170). Rather, the Settling Parties agree that execution and filing of this Settlement Agreement is a demonstration by NSTAR Electric of its commitment to advance the goals of the GWSA and the GCA, consistent with the standard of review required by the Department in the D.P.U. 10-170 proceeding.

2.3	Energy Efficiency: The Settling Parties agree that NSTAR Electric will take all steps necessary to achieve an increase to the 2012 energy efficiency savings targets applicable under the three-year energy efficiency plans in place for NSTAR Electric and WMECO in 2012, as filed in D.P.U. 11-106 and D.P.U. 11-12. The increase shall raise the energy efficiency savings from 544,408 MWh to 555,296 MWh. If, by December 31, 2012, the 2012 annual energy savings results for NSTAR Electric and WMECO in the aggregate does not equal 555,296 MWh, then a penalty shall apply. The penalty shall be a reduction in NSTAR Electric’s 2012 incentive in the amount of $24.40 per MWh for each additional committed MWh not achieved.

Commencing in 2013, NSTAR Electric and WMECO shall increase their aggregate energy efficiency savings target to at least 2.5% of retail sales annually through energy efficiency, so long as there is no material change in the framework for assessing the success of the program and associated incentives, or providing for program funding. This annual commitment will remain in place until the expiration of Base-Rate Freeze period. If the Energy Efficiency Advisory Council (“EEAC”) determines that the minimum target established in the 3-year plans during this period should be increased to a level above 2.5%, and the Department approves the EEAC’s minimum savings target, NSTAR Electric and WMECO shall be required to meet that higher standard, accordingly.

2.4

Solar Investment: The Settling Parties agree that NSTAR Electric will submit proposed solar contracts to the Department for approval, each with a term of up to ten years. The solar installations will be developed and owned by third parties. The solar contracts shall be identified through an RFP process involving the issuance of two RFPs. The RFPs shall seek a total of 10 megawatts (“MW”) of Massachusetts qualified solar renewable energy credits (“SRECs”), with each RFP soliciting requests for five MW. The scope, terms and conditions of the two RFPs for SRECs shall be substantially similar to the long-term renewable RFP approved by the Department in D.P.U. 10-58. The first RFP shall be issued within three months of the merger closing and NSTAR Electric shall submit said contract(s) to the Department no later than November 1, 2012, for review and approval consistent with Section 83 requirements for renewable power procurement. The second RFP shall be issued no more than 30 days following the issuance of the Department’s order on the first contract and the resulting contract(s) shall be submitted to the Department for review and approval no later than 180 days after the RPF is issued.

2.5	Hydroelectric: Through December 31, 2016, neither NSTAR Electric nor WMECO shall seek to satisfy any Massachusetts Class I renewable portfolio standard obligation using power supplied by any large hydroelectric facility. Nor shall NSTAR Electric or WMECO seek to sell Massachusetts RPS Class I renewable energy credits into the Massachusetts market for electricity produced by such hydroelectric power. A large hydroelectric facility shall be defined as any hydroelectric facility with generating capacity over 25 MW. After December 31, 2016, NSTAR Electric and WMECO shall endeavor to keep energy supply costs competitive based on market conditions in the region and continue to pursue large scale hydro as a cost-competitive low carbon renewable alternative.

2.6	Electric Vehicle Pilot: The Settling Parties agree that NSTAR Electric shall develop and implement an Electric Vehicle Pilot Program (“EV Pilot”) and associated tariff in collaboration with DOER, for approval by the Department. The objective of the EV Pilot will be to identify the most cost-effective approach to establish EV charging infrastructure in the merged entity’s service area within the Commonwealth. The EV Pilot shall consider the option of collaborating with neighborhoods, municipal parking authorities and employers to set aside special areas for charging. The EV Pilot would also explore off-peak charging. The EV Pilot shall be proposed to the Department for approval within six months of the date of the Department’s approval of this Settlement Agreement.

2.7	Phase-out of Stand-by Rate Tariffs : The Settling Parties agree that, no later than six months from the date of the merger closing, NSTAR Electric shall petition the Department to open a docket to (1) review NSTAR Electric’s stand-by rate tariffs with the goal of phasing out SB-G2 and SB-G3 tariffs on a revenue neutral basis as determined by the Department and (2) evaluate, in collaboration with DOER, fall zone requirements for wind facilities. In addition, no later than six months from the date of the merger closing, NSTAR Electric will file a report with the Department for review and approval summarizing NSTAR Electric’s policies related to customer-funded upgrades for interconnection of distributed generation.

ARTICLE 3: EQUITY AND TRANSPARENCY

The Settling Parties believe that it is critical to maintain customer service levels while merger efficiencies are being achieved; that any merger-related workforce reductions should be shared equitably across the several states in which the utilities operate, and that post-merger utility reporting should meet high standards of accuracy. Accordingly, the Settling Parties commit to the following:

3.1	Massachusetts Service Quality: By December 31, 2015, measurable improvements in service quality levels for WMECO shall be achieved as compared to the current pre-merger service-quality benchmarks calculated in accordance with the Department’s service-quality guidelines. Through December 31, 2015, NSTAR Electric shall demonstrate that it has maintained the level of service quality provided in its service territory as compared to pre-merger service-quality benchmarks, calculated in accordance with the Department’s service-quality guidelines.

3.2	Post-Merger Employment Levels: The Settling Parties agree that, in connection with the achievement of synergies following the merger, reductions in the Massachusetts employee work force, and/or transfer of jobs or workforce functions, shall be made on a fair, and equitable basis, giving consideration to previous work history, job experience and qualifications, and further, such workforce reductions in the Commonwealth will not be disproportionate to other jurisdictions in which the merged entity conducts operations; nor will such workforce reductions diminish customer service operations or compliance with emergency response plans approved by the Department. In the event of a facility closing or layoff of employees by Operating Companies or the post-merger organization during the term of this agreement, such utility will provide 30 days’ advance notice of such action to the Department of Energy Resources. Nothing in this Settlement Agreement shall be interpreted to abridge any collective bargaining rights regarding reductions to work force.

3.3

Accurate and Transparent Reporting: Sixty days before filing its next rate case in accordance with the AG-DOER Settlement Agreement, NSTAR Electric shall present to the Department an independent study that includes: (1) an examination and verification of the Annual Returns to the Department for the four-year period ending December 31 of the test-year period, and (2) verification of the assets contained in NSTAR Electric’s distribution rate base as of the test-year end, which shall have been developed through a systematic review as described in the NARUC Rate Case and Audit Manual.[1]  The systematic review shall provide a comprehensive listing of assets. The study shall be prepared by an independent accounting firm identified through an RFP process conducted by NSTAR Electric in consultation with DOER and the Attorney General, with the selection of the independent accounting firm to be made by DOER and the Attorney General, subject to the consent of NSTAR Electric. NSTAR Electric shall be responsible for all costs and expenses associated with retaining an independent accounting firm; provided, however, that said costs shall not be entitled to recovery in any subsequent rate proceeding before the Department. The RFP process shall be

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The independent accounting firm selected to conduct the study shall employ the NARUC Rate Case and Audit Manual as the basis for conducting the verification of rate-base assets. The verification of rate-base assets will include: plant-in service, plant held for future use, construction work in progress, gains/losses from property sales and acquisition adjustments/goodwill.

conducted so as to allow for the commencement of the study work no later than 240 days prior to the filing of the rate case. In relation to the Annual Return, the selected independent accounting firm shall verify the mathematical accuracy of the Annual Return; verify that the operating costs reported in the Annual Return reconcile to the Company’s financial statements, including, but not limited to, the Company’s income statement and balance sheet, as audited by the Company’s external auditing firm; confirm that the Annual Return is rendered in accordance with regulatory accounting standards and requirements, as applicable.

ARTICLE 4: DEPARTMENT APPROVALS

4.1	Settlement Approval: The Settling Parties assert that, if the Department does not approve this Settlement Agreement in its entirety on April 4, 2012, this filing shall be deemed to be withdrawn and shall not constitute a part of the record in any proceeding or used for any other purpose.

4.2	Merger Approval: The Settling Parties agree that the merger proposed by the Joint Petitioners in this proceeding is consistent with the public interest as required by G.L. c. 164, § 96. Therefore, this Settlement Agreement is contingent upon the Department’s simultaneous approval of: (1) this Settlement Agreement, (2) the AG-DOER Settlement Agreement referenced in paragraph 4.3, below, and (3) the Proposed Merger, on April 4, 2012.

4.3	Post-Merger Rate Levels: The Settling Parties recognize that DOER has sought in this proceeding to ensure that customers receive the benefit of savings associated with the Proposed Merger. Accordingly, the Settling Parties assert that the provisions of this Settlement Agreement are contingent upon the Department’s simultaneous approval of the AG-DOER Settlement Agreement, simultaneously filed with the Department in this proceeding.

ARTICLE 5: OTHER CONDITIONS

5.1

The Settling Parties assert that the provisions of this Settlement Agreement are not severable. This Settlement Agreement is conditioned on its full approval by the Department without additional conditions or requirements. The Settling Parties Agree that the Department will undertake a thorough review of this Settlement Agreement, that the Department is not obligated to approve this settlement agreement and that its ruling will be based on a finding that the terms contained herein are consistent with the public interest as required by G.L. c. 164, § 96. Notwithstanding any of the foregoing provisions, DOER may, in its sole discretion, rescind the Settlement Agreement in its entirety prior to the Department’s issuance of an order approving the Settlement Agreement; provided that such rescission must be filed in writing with the Department. The Settling Parties agree that the expiration date for the Department’s review and approval of this Settlement Agreement may only be extended upon motion by DOER to the

Department seeking such extension for two (2) business days following a final determination rendered in other jurisdictions.

5.2	If, for any reason, the Proposed Merger is not consummated, the terms of this Settlement Agreement shall no longer apply even if already approved by the Department subject to the terms set forth herein.

5.3	This Settlement Agreement shall not be deemed in any respect to constitute an admission by any party that any allegation or contention in this proceeding is true or false. Except as specified in this Settlement Agreement to accomplish the customer benefit intended by this Settlement Agreement, the entry of an order by the Department approving the Settlement Agreement shall not in any respect constitute a determination by the Department as to the merits of any other issue raised in this proceeding.

5.4	The making of this Settlement Agreement establishes no principles and shall not be deemed to foreclose any party from making any contention in any future proceeding or investigation, except as to those issues and proceedings that are stated in this Settlement Agreement as being specifically resolved and terminated by approval of this Settlement Agreement.

5.5	This Settlement Agreement is the product of settlement negotiations. The Settling Parties agree that the content of those negotiations (including any workpapers or documents produced in connection with the negotiations) are confidential, that all offers of settlement are without prejudice to the position of any party or participant presenting such offer or participating in such discussion, and, except to enforce rights related to this Settlement Agreement, comply with the Public Records Law or defend against claims made under this Settlement Agreement, that they will not use the content of those negotiations in any manner in these or other proceedings involving one or more of the parties to this Settlement Agreement, or otherwise.

The signatories listed below represent that they are authorized on behalf of their principals to enter into this Settlement Agreement.

Commonwealth of Massachusetts Department of Energy Resources	For: NSTAR Electric Company NSTAR Gas Company

/s/ Anna Blumkin	/s/ James J. Judge
By: Anna Blumkin Acting General Counsel Department of Energy Resources 100 Cambridge Street, Suite 900 Boston, MA 02114	By: James J. Judge Senior Vice President and Chief Financial Officer NSTAR 800 Boylston Street Boston, MA 02199

For: Western Massachusetts Electric Company

/s/ David R. McHale
By: David R. McHale Executive Vice President and Chief Financial Officer Northeast Utilities 56 Prospect Street Hartford, CT 06103

Dated: February 15, 2012

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